                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                    FORM 11-K


      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002


                                       OR


      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                           COMMISSION FILE NO. 0-2525



   A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

     HUNTINGTON BANCSHARES INCORPORATED DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS


   B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       Huntington Bancshares Incorporated
                                Huntington Center
                              41 South High Street
                              Columbus, Ohio 43287

                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS


                       INDEX TO PLAN FINANCIAL STATEMENTS

                                                                   Page
                                                                   ----
  Report of Independent Auditors                                    3

  Statements of Financial Condition -
    December 31, 2002 and 2001                                      4

  Statements of Income and Changes in Plan Equity -
    For the years ended December 31, 2002, 2001 and 2000            5

  Notes to Plan Financial Statements                                6

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
Huntington Bancshares Incorporated


We have audited the accompanying statements of financial condition of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the Plan) as of December 31, 2002 and 2001, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors at December 31, 2002 and 2001, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.


                                                /s/  Ernst & Young LLP


Columbus, Ohio
March 28, 2003

                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

                        STATEMENTS OF FINANCIAL CONDITION


                                                         DECEMBER 31,
                                               -------------------------------
(Amounts in dollars)                               2002             2001
------------------------------------------------------------------------------
ASSETS

Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 160,831 shares in
  2002 and 190,677 shares in 2001;
  Cost: $2,587,204 in 2002
  and $2,963,186 in 2001 (Note 4)                $ 3,009,148       $3,277,738

Accrued dividends and interest receivable             25,645           30,509

Cash and cash equivalents (Note 2)                       209              328
------------------------------------------------------------------------------

   TOTAL ASSETS                                  $ 3,035,002       $3,308,575
==============================================================================

PLAN EQUITY

Plan equity                                      $ 3,035,002       $3,308,575
------------------------------------------------------------------------------

   TOTAL PLAN EQUITY                             $ 3,035,002       $3,308,575
==============================================================================

See notes to plan financial statements.

                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

               STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                                     YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------
(Amounts in dollars)                            2002             2001           2000
--------------------------------------------------------------------------------------
Investment income:
   Cash dividends on Huntington
      Bancshares Incorporated
      Common Stock                          $  119,250     $   136,895    $   125,714
   Interest                                        106             342            450
--------------------------------------------------------------------------------------
                                               119,356         137,237        126,164
--------------------------------------------------------------------------------------

Realized gains (losses) on
  investments (Note 4)                         118,289          16,104           (928)

Unrealized appreciation (depreciation)
  of investments (Note 4)                      107,392         201,458       (854,934)

Contributions                                  201,233         203,400        421,800

Distributions                                 (819,843)       (114,839)      (103,522)
--------------------------------------------------------------------------------------

Net (decrease) increase in plan equity        (273,573)        443,360       (411,420)

Plan equity - beginning of period            3,308,575       2,865,215      3,276,635
--------------------------------------------------------------------------------------

Plan equity - end of period                 $3,035,002     $ 3,308,575    $ 2,865,215
======================================================================================

See notes to plan financial statements.

                       HUNTINGTON BANCSHARES INCORPORATED
                     DEFERRED COMPENSATION PLAN AND TRUST
               FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

                       NOTES TO PLAN FINANCIAL STATEMENTS

                                December 31, 2002


Note 1 - Summary of Accounting Policies

Description of the Plan

The Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the "Plan") was adopted by the Board of Directors of Huntington Bancshares Incorporated ("Huntington") on April 25, 1991, to be effective on that date. The Plan was subsequently amended on May 17, 2000. The following summary describes the Plan as amended and restated.

The Plan is in the form of a trust agreement between Huntington and the trust division of its wholly-owned bank subsidiary, The Huntington National Bank (the "Trustee"). The Plan was adopted to provide any Director of Huntington with the option to defer receipt of all or a portion of the cash compensation payable to him or her for services as a Director. Huntington transfers the amount of the cash compensation deferred by a Director pursuant to the Plan to a trust fund administered by the Trustee.

Amounts held in the trust fund may be invested by the Trustee in common stock, common trust funds, real estate, and other property which the Trustee deems to be in the best interest of the participating Directors. The Trustee maintains a separate account for each Director, which reflects such Director's share of assets held in his or her account in the Plan. The assets in the Plan are subject to the claims of creditors of the corporation.

The Plan is administered by a committee of the Huntington Board of Directors (the "Committee") consisting of not fewer than three members. As of December 31, 2002, the members of the Committee were Timothy P. Smucker, Chairman, George A. Skestos, and Don Casto. The members of the Committee are appointed annually by the Board of Directors of Huntington (the "Board") and serve until they resign and their successors are appointed or until they are removed with or without cause by the Board. Members of the Committee do not receive compensation from the assets of the Plan.

Distributions are made either in a lump sum or in equal annual installments over a period of not more than ten years. The Committee has sole discretion to distribute all or a portion of a Director's account in the event such Director requests a hardship distribution.

Huntington may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of Directors to amounts previously credited to their accounts.

Investments

As of December 31, 2002 and 2001, Plan assets were primarily invested in shares of common stock of Huntington ("Common Stock"). These shares are carried at market value as determined by quoted prices reported by The NASDAQ Stock Market. The cost of specific investments sold is used to compute realized gains and losses.

Distributions

Distributions in the form of Common Stock are reported at market value.

Income and Expenses

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees incurred in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $2,000 for 2002, 2001 and 2000.


Note 2 - Cash Equivalents

The Plan temporarily invests cash and cash equivalents in The Huntington National Bank sponsored Huntington Money Market Funds.


Note 3 - Federal Income Taxes

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a Director will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when Common Stock is purchased for a Director's account, or when dividends are paid to a Director's account on such shares. Rather, a Director will incur federal income tax liability for such contributions and income only when distributions are made to a Director.

Huntington is subject to any federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan. If, at any time, it is determined that compensation deferred pursuant to the Plan is currently subject to income tax by the Directors or their beneficiaries, the Plan shall terminate and any amounts held in the trust fund shall be distributed to the Directors or their beneficiaries.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

Note 4 - Net Realized and Unrealized Appreciation of Investments

The following tables summarize the net realized and unrealized appreciation of the Plan's investments in Common Stock for each of the three years in the period ended December 31, 2002:

--------------------------------------------------------------------------------
(Amounts in dollars)                     2002          2001            2000
--------------------------------------------------------------------------------
Aggregate proceeds                     $  819,843    $  114,839      $  103,522
Aggregate cost                            701,554        98,735         104,450
--------------------------------------------------------------------------------

Net realized gains (losses)            $  118,289    $   16,104      $     (928)
================================================================================

--------------------------------------------------------------------------------
(Amounts in dollars)                     2002          2001            2000
--------------------------------------------------------------------------------
Market value                           $3,009,148    $3,277,738      $2,830,048
Cost                                    2,587,204     2,963,186       2,716,954
--------------------------------------------------------------------------------

Accumulated unrealized appreciation    $  421,944    $  314,552      $  113,094
================================================================================
Change in accumulated unrealized
  appreciation between years           $  107,392    $  201,458      $ (854,934)
================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS




Date: March 28, 2003                  By:  /s/ Richard A. Cheap
      -------------------------           ----------------------------
                                          Richard A. Cheap
                                          General Counsel and Secretary
                                          Huntington Bancshares Incorporated

                                                Exhibit to the Annual Report
                                                (Form 11-K) of the Huntington
                                                Bancshares Incorporated
                                                Deferred Compensation Plan
                                                and Trust for Huntington
                                                Bancshares Incorporated
                                                Directors for the year ended
                                                December 31, 2002


                       Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-41774) pertaining to the Huntington Bancshares Incorporated
Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors and in the related Prospectus of our report dated March 28, 2003, with respect to the financial statements of the Huntington Bancshares
Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors included in this Annual Report (Form 11-K) for the year ended December 31, 2002.


                                                /s/  Ernst & Young LLP





Columbus, Ohio
March 28, 2003